F.C. 1/31/02

02013811

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For the month of January, 2002
Commission File Number 1-8819

British Telecommunications public limited company
BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosure: one company announcement made on January 2, 2002, which was sent to the London Stock Exchange, pursuant to their requirements to notify them of changes in directors' interests in shares.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Directors

Sir Peter Bonfield

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Vesting of awards of shares under executive share plans in respect of the above named director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Peter Bonfield

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 2 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Transfer of shares out of trust following vesting of discretionary awards and sale of some shares.

7) Number of shares/amount of stock acquired

189,575 BT Group shares under the BT Executive Share Plan
27,620 BT Group shares under the BT Deferred Bonus Plan

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed of

87,053

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

£2.55

13) Date of transaction
2 January 2002

S:\SHARES\USERS\WheatleyG\SE\jan 2002\schedule 11. Peter Bonfield vesting2.doc

14) Date Company informed
2 January 2002

15) Total holding following this notification
a) Beneficial holding:
152,565 BT Group ordinary shares
b) 776,902 BT Group shares under BT Incentive Share Plan
c) 390,772 BT Group shares under BT Deferred Bonus Plan
d) 388,532 BT Group shares under BT Executive Share Plan

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable
n/a

19) Total amount paid (if any) for grant of the option
n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
n/a

22) Total number of shares or debentures over which options held following this notification
n/a

23) Any additional information

The above named director has other technical interests under Section 13 of the Companies Act as follows:

- a technical interest, together with all employees of BT in 81,169 BT Group shares held in the name of BT Employee Shares Trustees Limited.

- a technical interest, together with all employees of BT Group in 23,604,699 BT Group shares held by the Trustee, Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans

- a technical interest in 50,397,129 BT Group shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited to satisfy the exercise of options under the BT Employee Sharesave Scheme 1994

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification

End

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH TELECOMMUNICATIONS
public limited company

Date: January 3, 2002

By: ______________________

A G SCOTT
Authorized representative